UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2017

Commission File Number 001-35591

GRAÑA Y MONTERO S.A.A.
(Exact name of registrant as specified in its charter)

GRAÑA Y MONTERO GROUP
(Translation of registrant’s name into English)
Republic of Peru
(Jurisdiction of incorporation or organization)

Avenida Paseo de la República 4667, Lima 34,
Surquillo, Lima
Peru
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F __X__          Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______        No __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

November 14, 2017

Messrs.,
Superintendencia del Mercado de Valores – SMV
Present. -

Reference:  Relevant Information Communication

Dear Sirs,

On November 13 of the current year, we presented to your institution a Relevant Information Communication by virtue of which, and in response to the statements made in various means of communications by the Office of the Prosecutor of the Nation and the Anti-Corruption Prosecutor, we clarified that we had not been formally notified of the start of an investigation.

Unfortunately, our Relevant Information Communication has been used to generate questions to the Public Ministry. For this reason, we are obliged to report the following:

  It is true that we have not been notified of the existence of a criminal investigation. This statement is not intended to be a criticism of the Public Prosecutor's Office, nor a questioning of the way in which the procedures are conducted. It is a necessary piece of information, in a communication to the SMV, and in the context of a specific consultation.
  The company has the total availability to collaborate with any investigation that is in the hands of the Public Ministry. Not only in terms of the duty that assists us in the field of collaboration with justice, but fundamentally, because the company is the first interested in the search for the truth.
  The due clarification of the facts constitutes the best mechanism to protect the company and its workers, that is why we have presented and reiterated our total availability to collaborate with the investigations.
  On May 12, 2017, we sent an official communication to the Provincial Prosecutor incumbent of the First Office of the Supraprovincial Prosecutor's Office specializing in corruption offenses of Public Officials, Dr. Hamilton Castro Trigoso, making us available to his office to fully collaborate in the investigations being held, as well as to provide any information they require, even giving them access to all our facilities to facilitate their work002E
  Additionally, last May 25, we also went to the Senior Prosecutor National Coordinator of the Prosecutors’ Offices specialized in offenses of corruption of Officials, Mr. César Zanabria Chávez, to extend our availability to all Specialized Prosecutors in Corruption Crimes of Officials who may be investigating the various cases related to Lava Jato.
  Today, and after knowing the information published by different media in recent days, the company has reiterated in writing to the Public Prosecutor, its total and absolute willingness to collaborate. It is a decision that we will keep with the strictest respect to the Public Ministry and the Administration of Justice.

Sincerely,

__________________________

/s/ Luis Diaz Olivero
Chief Executive Officer
GRAÑA Y MONTERO S.A.A

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAÑA Y MONTERO S.A.A.

By: /s/ CLAUDIA DRAGO MORANTE
Name: Claudia Drago Morante
Title: Stock Market Representative
Date: November 14, 2017